UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
30 May 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Document Security Systems, Inc.

File No. 1-32146 -- CF# 34922

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Document Security Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 28, 2017.

Based on representations by Document Security Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through February 15, 2026
Exhibit 10.29	through February 15, 2019
Exhibit 10.30	through November 14, 2026
Exhibit 10.32	through February 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary